Exhibit 11.0

IHOP CORP. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended March 31,
	2005	2004
NET INCOME PER COMMON SHARE BASIC
Weighted average shares outstanding	19,991	21,406
Net income available to common stockholders	$10,075	$10,910
Net income per share—basic	$0.50	$0.51
NET INCOME PER COMMON SHARE DILUTED
Weighted average shares outstanding	19,991	21,406
Net effect of dilutive stock options based on the treasury stock method using the average market price	222	207
Total	20,213	21,613
Net income available to common stockholders	$10,075	$10,910
Net income per share—diluted	$0.50	$0.50